Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 7 DATED MAY 21, 2015
TO THE PROSPECTUS DATED APRIL 15, 2015
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated April 15, 2015, as supplemented by supplement no. 1 dated as of December 11, 2014, supplement no. 2 dated April 15, 2015, supplement no. 3 dated April 15, 2015, supplement no. 4 dated April 27, 2015, supplement no. 5 dated May 5, 2015 and supplement no. 6 dated May 15, 2015. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition of an office property containing 234,915 rentable square feet located on approximately 3.2 acres of land in Denver, Colorado.
Acquisition of Real Estate
Village Center Station
On May 20, 2015, we, through an indirect wholly owned subsidiary, acquired an office property containing 234,915 rentable square feet located on approximately 3.2 acres of land in the Denver submarket of Greenwood Village, Colorado (“Village Center Station”). The seller is not affiliated with us or our advisor.
The purchase price of Village Center Station was $76.7 million plus closing costs. We funded the purchase of Village Center Station with proceeds from this offering, but may later place mortgage debt on the property.
Village Center Station was constructed in 2009.  As of May 20, 2015, Village Center Station was 99% leased to 11 tenants with a weighted-average remaining lease term of approximately 4.9 years.

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